Filed by ROC Energy Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: ROC Energy Acquisition Corp.

(File No. 001-41103)

ROC Energy Acquisition Corp. Announces Effectiveness of Registration Statement and June 1, 2023 Special Meeting of Stockholders to Approve Proposed Business Combination with Drilling Tools International Holdings, Inc.

HOUSTON AND DALLAS, TEXAS – (May 17, 2023) — ROC Energy Acquisition Corp. (“ROC”) (Nasdaq: ROC), a publicly traded special purpose acquisition company, today announced that ROC’s registration statement on Form S-4, relating to the previously announced proposed business combination between ROC and Drilling Tools International Holdings, Inc. (“DTI” or the “Company”), a leading oilfield services company that manufactures and provides a differentiated, rental-focused offering of tools for use in horizontal and directional drilling, has been declared effective by the U.S. Securities and Exchange Commission.

ROC is mailing the definitive proxy statement/prospectus/consent solicitation statement (the “Proxy Statement”) to stockholders of record as of the close of business on May 8, 2023. The Proxy Statement contains a notice and voting instruction form or a proxy card relating to the special meeting of ROC’s stockholders (the “Special Meeting”).

The Special Meeting to approve the proposed business combination is scheduled to be held on June 1, 2023 at 11:00 a.m. Eastern Time via a virtual meeting format at https://www.cstproxy.com/rocspac/2023. If the requisite proposals at the Special Meeting are approved, the parties anticipate that the proposed business combination will close and the combined entity will commence trading on the Nasdaq under the new ticker symbol “DTI” shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, ROC requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and, if by internet, no later than 05:00 p.m. Eastern Time on May 30, 2023, to ensure that the stockholder’s shares will be represented at the Special Meeting. Stockholders who hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any ROC stockholder does not receive the Proxy Statement, such stockholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact Morrow Sodali LLC, ROC’s proxy solicitor, for assistance via e-mail at ROC.info@investor.morrowsodali.com or toll-free call at 800-662-5200. Banks and brokers can place a collect call to Morrow Sodali LLC at 203-658-9400.

Advisors

Winston & Strawn LLP is serving as legal advisor to ROC. Bracewell LLP is serving as legal advisor to DTI. Jefferies is serving as capital markets advisor and private placement agent to ROC. Kirkland & Ellis LLP is serving as legal counsel for Jefferies LLC. EarlyBirdCapital, Inc. is serving as financial advisor to ROC.

About Drilling Tools International

DTI is a Houston, Texas based leading oilfield services company that rents downhole drilling tools used in horizontal and directional drilling of oil and natural gas wells. DTI operates from 22 locations across North America, Europe and the Middle East. To learn more about DTI visit: www.drillingtools.com.

On February 14, 2023, DTI announced it had entered into a business combination agreement with ROC. Following the consummation of the proposed business combination, which is subject to customary closing conditions, DTI is expected to become a public company listed on the Nasdaq Stock Exchange under the new ticker symbol “DTI” in the second quarter of 2023.

About ROC Energy Acquisition Corp.

ROC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While ROC may pursue an acquisition in any business industry or sector, it has concentrated its efforts on the traditional energy sector in the U.S. ROC is led by Chief Executive Officer Daniel Jeffrey Kimes and Chief Financial Officer Rosemarie Cicalese. To learn more, visit: https://rocspac.com.

Forward-Looking Statements

This press release may include, and oral statements made from time to time by representatives of DTI, ROC, and the combined company resulting from their combination (the “Combined Company”) may include, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding the proposed business combination and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to DTI, ROC, or the Combined Company, or their respective management teams, identify forward-looking statements. These forward-looking statements also involve significant risks and uncertainties, some of which are difficult to predict and may be beyond the control of DTI, ROC, and the Combined Company. These risks could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination, (2) the inability to complete the proposed business combination, (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination, (4) the risk that the proposed business combination disrupts current plans and operations of DTI or ROC, (5) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees, (6) costs related to the proposed business combination, (7) the ability to meet stock exchange listing standards at or following consummation of the proposed business combination, (8) changes in applicable laws or regulations, (9) the possibility that DTI or the Combined Company may be adversely affected by other economic, business, and/or competitive factors, (10) the impact of the global COVID-19 pandemic, and (11) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by DTI, ROC, or the Combined Company with the Securities and Exchange Commission (“SEC”). In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus/consent solicitation statement related to the proposed business combination filed with the SEC by ROC on May 12, 2023 (the “Proxy Statement”). Such forward-looking statements are based on the beliefs of management of DTI, ROC and the Combined Company, as well as assumptions made by, and information currently available to, DTI’s and ROC’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Proxy Statement. All subsequent written or oral forward-looking statements attributable to DTI, ROC, or the Combined Company or persons acting on each of their respective behalves are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of each of DTI, ROC, and the Combined Company, including those set forth in the Risk Factors section of the Proxy Statement. DTI, ROC, and the Combined Company each undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Important Information About the Proposed Business Combination and Where to Find It

ROC has filed with the SEC the Proxy Statement, which includes a definitive proxy statement/prospectus/consent solicitation statement, that is (i) the proxy statement being distributed to ROC’s stockholders in connection with its solicitation of proxies for the vote by ROC’s stockholders with respect to the proposed business combination and other matters as are described in the Proxy Statement, (ii) the prospectus relating to the offer and sale of the securities to be issued in the proposed business combination, and (iii) the consent solicitation statement that DTI is providing to holders of its common stock and preferred stock to solicit the required written consent to adopt and approve the business combination agreement and approve the proposed business combination. ROC is mailing the Proxy Statement. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. ROC’s stockholders and other interested persons are advised to read the Proxy Statement and other documents filed in connection with the proposed business combination, as these materials will contain important information about DTI, ROC, the Combined Company and the proposed business combination.

The Proxy Statement and other relevant materials for the proposed business combination are being mailed to stockholders of ROC as of May 8, 2023. Stockholders will also be able to obtain copies of the Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to ROC’s secretary at 16400 Dallas Parkway, Dallas, TX 75248, (972) 392-6180.

Participants in the Solicitation

ROC and its directors, executive officers, other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies of ROC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of ROC’s directors and officers in the Proxy Statement. Stockholders can obtain copies of the Proxy Statement, without charge, at the SEC’s website at www.sec.gov. DTI and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of ROC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Proxy Statement.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Contacts:

Investor Relations – Drilling Tools

Sioban Hickie, ICR, Inc.

DrillingToolsIR@icrinc.com

Public Relations, Media – Drilling Tools

DrillingToolsPR@icrinc.com

Source: ROC Energy Acquisition Corp.